SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

598153104
(CUSIP Number)

Puja Seam Investure, LLC 126 Garrett Street, Ste. J Charlottesville, VA 22902 (434) 220-0280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON INV-MID, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Investure Evergreen (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Investure, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Alice W. Handy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 2,670,530 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 598153104	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2012 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons. Percentages of the Common Shares outstanding reported in this Statement are calculated based upon an aggregate of 134,102,646 Common Shares outstanding which consists of (i) 132,981,600 Common Shares outstanding as of March 10, 2014 as disclosed in the Annual Report on Form 10-K for the year ended December 31, 2013, filed by the Issuer on March 13, 2014 and (ii) an aggregate of 1,121,046 Common Shares issued to the holders of the Preferred Shares on April 1, 2014 as a dividend payment on the Preferred Shares, and assumes the conversion of the Preferred Shares held by INV-MID.

(b)

See rows (7) through (10) of the cover pages to this Statement for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

In addition to the Common Shares reported on the cover pages of this Schedule 13D, Hale Fund Management, LLC, a Delaware limited liability company (“HFM”), the manager of INV-MID, may be deemed to beneficially own an aggregate of 28,281,592 Common Shares (including 17,837,838 Common Shares issuable upon conversion of Preferred Shares), representing approximately 18.6% of the Common Shares in the aggregate. HFM does not have voting or investment power over the Common Shares or Preferred Shares held by INV-MID or the Common Shares underlying the Preferred Shares held by INV-MID. The Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with HFM and certain of its affiliates. The Reporting Persons expressly disclaim membership in a group with HFM or any other person.

(c)	On April 1, 2014, INV-MID received 594,731 Common Shares from the Issuer as a dividend payment dividends on the Preferred Shares held by it.

CUSIP No. 598153104	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2014

INV-MID, LLC

By: Hale Fund Management, LLC, its manager
/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

ALICE W. HANDY, individually and as managing member of INVESTURE, LLC, for itself and as managing member of INVESTURE EVERGREEN (GP), LLC

/s/ Alice W. Handy
Alice W. Handy